
the fruit
the bean
Riff

Kevin Smyth · 3rd

Co-Founder, Chief Operating Officer at Riff Cold Brewed

Bend, Oregon, United States · Contact info

446 connections

Riff Cold Brewed Coffee

Indiana University - Kelley School of Business

Experience

Co-Founder, Chief Operating Officer
Riff Cold Brewed Coffee
Jan 2017 – Present · 5 yrs 1 mo
Bend, Oregon

Riff Cold-Brewed is a fresh take on something as old as time. And not because we brew coffee cold. It's all about looking where something's been looked-over, or, overlooked a billion times. It's building on momentum, it's ever-growing, ever-contagious, ever-disruptive. It's a group of voices speaking in symphony. We're a new riff on cold brewed coffee.

Brand and Marketing Consultant
Crunchy Peanut Butter
Jan 2017 – Dec 2017 · 12 mos
Bend, OR

Director of Marketing
Cascade Sothebys International Realty
Jun 2016 – Dec 2016 · 7 mos
Bend, Oregon

Cascade Sotheby's International Realty brokers sold over $1Billion in real estate in 2016 under 11 offices and 230 brokers across the state of Oregon and Southwest Washington. In the Director of Marketing position, I was responsible for a team of 4 marketing managers.
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Account Manager, Brand Strategist, Equity Portfolio Manager
tbd advertising
Mar 2007 – Dec 2015 · 8 yrs 10 mos
Bend, Oregon

Industries include:
- Real Estate, Resort
- Craft beer, Coffee, Toys, Motorcycles
- Digital Research, Banking

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Assistant Brand Manager - Ban
Kao Brands
Sep 2004 – Mar 2007 · 2 yrs 7 mos

- Given full responsibility of Ban® brand business ($55 million in sales) effective June '06 when brand manager was laterally moved. Under my leadership: set the budget, managed P&L, led advertising agency, and set marketing objectives and plans for all marketing initiatives in 2007.

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Education

Indiana University - Kelley School of Business
MBA, Business, Management, Marketing, and Related Support Services, A
2002 – 2004

Miami University
BS, Business Management
1993 – 1997